DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(165,487)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		5,344
Changes for deferred income taxes, net of settlement		(533,920)
Shared-based compensation, net		(44,334)
(Increase) decrease in operating assets:		
Administrative, service and distribution fees receivable		577,062
Commissions receivable		8,282
Receivable from affiliates		4,411610
Income tax receivable		965,474
Other assets		(106,245)
Increase (decrease) in operating liabilities:		
Administrative, service and distribution fees payable		(4,590,970)
Payable to affiliates		1,273,853
Income tax payable		809,309
Compensation payable		5,347,327
Accounts payable and accrued expenses		1,357,090
Net cash provided by operating activities		9,314,395
Cash flows from financing activities:		
Dividends paid		(40,000,000)
Net cash used in financing activities		(40,000,000)
Net decrease in cash and cash equivalents		(30,685,605)
Cash and cash equivalents at beginning of year		91,412,510
Cash and cash equivalents at end of year	$	60,726,905
Supplemental disclosure on cash flow information:		
Income taxes paid	$	1,280,660

See accompanying notes to financial statements.